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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 15

          Certification and Notice of Termination of Registration under
              Section 12(g) of the Securities Exchange Act of 1934
             or Suspension of Duty to File Reports Under Section 13
                and 15(d) of the Securities Exchange Act of 1934

                               OWENS & MINOR, INC.
                               -------------------
             (Exact name of registrant as specified in its charter)


        Virginia                      1-9810                 54-1701843
----------------------------          ------                 ----------
(State or other jurisdiction   (Commission File Number)    (I.R.S. Employer
 of incorporation)                                       Identification Number)


            4800 Cox Road, Glen Allen, Virginia 23060 (804) 747-9794
            --------------------------------------------------------
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                   10 7/8% Senior Subordinated Notes due 2006
                   ------------------------------------------
            (Title of each class of securities covered by this Form)

                          Common Stock, $2.00 par value
                         Preferred Stock Purchase Rights
                  $2.6875 Term Convertible Securities, Series A
                  ---------------------------------------------
   (Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

       Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)          [X]     Rule 12h-3(b)(1)(i)           [X]
Rule 12g-4(a)(1)(ii)         [ ]     Rule 12h-3(b)(1)(ii)          [ ]
Rule 12g-4(a)(2)(i)          [ ]     Rule 12h-3(b)(2)(i)           [ ]
Rule 12g-4(a)(2)(ii)         [ ]     Rule 12h-3(b)(2)(ii)          [ ]
                                     Rule 15d-6                    [ ]
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Approximate number of holders of record as of the certification or notice date: 0
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     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Owens & Minor, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 9, 2001              OWENS & MINOR, INC.

                                   By:  /s/ Richard F. Bozard
                                        ---------------------
                                        Name:  Richard F. Bozard
                                        Title: Vice President and Treasurer